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                                                                     EXHIBIT 2.6



                      IN THE UNITED STATES BANKRUPTCY COURT
                          FOR THE DISTRICT OF DELAWARE

In re:                                    Case No. 00-4459 and 00-4460 (JJF)
                                          Chapter 11
DECORA INDUSTRIES, INC. and
DECORA, INCORPORATED,                     (Jointly Administered)

            Debtors.

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          ORDER PURSUANT TO SECTIONS 105(a), 363, 365, AND 1146 OF THE
           BANKRUPTCY CODE: (A) AUTHORIZING THE SALE OF SUBSTANTIALLY
          ALL OF THE DEBTORS' ASSETS TO PLIANT INVESTMENT, INC. OR ITS
             DESIGNEE FREE AND CLEAR OF LIENS, CLAIMS, INTERESTS AND
         ENCUMBRANCES SUBJECT TO HIGHER AND BETTER OFFERS; (B) APPROVING
         TUE ASSET PURCHASE AGREEMENT; (C) APPROVING THE ASSUMPTION AND
            ASSIGNMENT OF SUBSTANTIALLY ALL OF THE DEBTORS' EXECUTORY
        CONTRACTS AND UNEXPIRED LEASES; AND (D) GRANTING RELATED RELIEF

THIS MATTER CAME BEFORE THE COURT on May 14, 2002 at 4:00 p.m. (the "Sale Hearing") on the Motion for Order Pursuant to Section 105(a), 363, 365 and 1146 of the Bankruptcy Code: (A) Authorizing the Sale of Substantially all of the Debtors' Assets to Pliant Investment, Inc. (or its designee) Free and Clear of Liens, Claims, Interests and Encumbrances Subject to Higher and Bettor Offers;
(B) Approving the Asset Purchase Agreement; (C) Approving the Assumption and Assignment of Substantially All of the Debtors' Executory Contracts and Unexpired Leases; and (D) Granting Related Relief (the "Motion") filed by the above-captioned debtors and debtors-in-possession (together, the "Debtors") in these chapter 11 cases (the "Cases"), and Motion for Order Approving Amendment to Asset Purchase Agreement By and Between Pliant Corporation and Decora Industries, Inc. (the "Amendment Motion"), together with the Motion (the "Amendment Motion", together with the Motion, the "Motions"). NOW, THEREFORE, the Court having considered the Motion and the testimony of Ron Artzer, Andrew
J. Torgove and Geff Perera in support thereof; the Debtors' oral report at the Sale Hearing regarding the results of the auction (the "Auction") of substantially all of their assets in accordance with the Bidding Procedures (as defined below) approved by this Court's




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Order entered on January 3, 2002 (the "Procedures Order") with respect to the
Debtors' Amended Motion for Order Authorizing and Approving the Bidding Procedures and Other Bidding Protections in Connection with the Proposed Sale of All or Substantially All of the Debtors' Assets to Pliant Corporation Pursuant to Sections 363, 503 and 105 of the Bankruptcy Code; the Assignment, Assumption and Consent Agreement dated as of May 13, 2002 (the "Assignment Agreement"), under which Pliant Investment, Inc., assigned all of its right, title and interest as "Buyer" under the Asset Purchase Agreement (as defined below) to its affiliate, Pliant Solutions Corporation (the "Purchaser"); the Debtors' request that the Court approve the sale to the Debtors' assets specified in that certain Asset Purchase Agreement, dated as of December 31, 2001 as amended by that certain Amended Asset Purchase Agreement dated March 29, 2002, and the Second Amendment to Asset Purchase Agreement dated April 26, 2002, true and correct copies of which are attached hereto as Exhibit A (as so amended and as hereafter amended, the "Asset Purchase Agreement"(1)) to the Purchaser, pursuant to which the Debtors have agreed to (i) assume, assign and sell to the Purchaser, pursuant to section 365 of title 11 of the United States Code (11 U.S.C. Sections 101 et seq., the "Bankruptcy Code"), the executory contracts and real property leases (the "Assigned Contracts") listed on a notice (the "Contract Notice") to be filed with the Court within ten (10) days of entry hereof, and
(ii) sell to the Purchaser, pursuant to section 363(b) of the Bankruptcy Code, all of the assets of the Debtors identified in Section 1.1 of the Asset Purchase Agreement (the "Assets" and including the Assigned Contracts, the "Sale Assets"), as such transactions (collectively, the "Sale") are more fully set forth in the Asset Purchase Agreement; the evidence proffered or adduced at, memoranda and objections, if any, including the Committee's withdrawal of its objection to the Motion, subject to the terms and conditions identified in the letter agreements among and between the Debtors, Pliant, and the Committee dated as of April 24, 2002 (the "Letter Agreements"), filed in connection with, and




----------------------

       (1) All capitalized terms used herein without definition shall have the meanings provided in the Asset Purchase Agreement.


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arguments of counsel made at, the Sale Hearing; and upon the entire record of the Sale Hearing and the Cases; and good cause and adequate notice appearing therefore,


        IT IS HEREBY FOUND THAT:

        A. The Court has jurisdiction over the Motions pursuant to 28 U.S.C. Sections 157 and 1334, and this matter is a core proceeding pursuant to 28 U.S.C. Section 157(b)(2)(A) and (N). Venue of the Cases and the Motion in this district is proper under 28 U.S.C. Sections 1408 and 1409.

        B. The statutory predicates for the relief sought in the Motions are sections 105(a), 363(b), (f), (m) and (n) , 365, and 1146(c) of the
Bankruptcy Code, and Rules 2002, 6004, 6006 and 9014 of the Federal Rules of Bankruptcy Procedure (the "Bankruptcy Rules").

        C. The bidding procedures approved in the Procedures Order (the "Bidding Procedures") have been fully complied with in all material respects.

        D. Proper, timely, adequate and sufficient notice of the Motions, the Auction, the Sale Hearing, the Sale and the assumption and assignment of the Assigned Contracts and the other transactions contemplated by the Asset Purchase Agreement has been provided in accordance with sections 102(1), 105(a), 363 and 365 of the Bankruptcy Code and Rules 2002, 6004, 6006 and 9014 of the Bankruptcy Rules and in compliance with the Bidding Procedures, such notice was good and sufficient, and appropriate under the particular circumstances, and no other or further notice of the Motion, the Auction, the Sale Hearing, the Sale and the assumption and assignment of Assigned Contracts and other transactions contemplated by the Asset Purchase Agreement or the entry of this Sale Order, is required.

        E. A reasonable opportunity to object or be heard with respect to the Motions and the relief requested therein has been afforded to all interested persons and entities, including (i) the Office of the United States Trustee for the District of Delaware; (ii) the Official Committee of Creditors Holding Unsecured Claims (the "Committee"); (iii) all parties asserting liens, claims, encumbrances or other interests of any kind or nature whatsoever (collectively, "Interests") in or on the Sale Assets; (iv) all parties to the Assigned Contracts; (v) all known

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creditors, and equity security holders, including the list of creditors holding the twenty largest unsecured claims; (vi) all entities known to have expressed an interest in potentially acquiring Debtors' assets including, without limitation, Vy Capital; (vii) the Internal Revenue Service and all appropriate federal, state and local taxing authorities; (viii) the Pension Benefit Guaranty Corporation; (ix) counsel for the Purchaser; and (x) all other entities that had filed requests for notices pursuant to Bankruptcy Rule 2002.

        F. Ableco Finance LLC and The CIT Group/Business Credit, Inc., the Debtors' post-petition secured lenders (collectively, the "DIP Lender"), consent to the sale of, and the release of their liens and security interests in, the Assets on the terms and conditions set forth herein conditioned on the repayment in full of all the outstanding obligations under the Debtors' post-petition debtor-in-possession financing facility with the DIP lender (the "Post-Petition Credit Facility") approved by order dated December 21, 2000 (the "Final DIP Financing Order") is amended by that order dated on or about December 5, 2001 (the "Amended DIP Financing Order").

        G. The Debtors have marketed the Sale Assets and conducted the sale process in compliance with the Bidding Procedures, the Orders of this Court, including, without limitation, the Procedures Order, and the requirements of applicable law.

        H. The Debtors have full corporate power and authority to execute the Asset Purchase Agreement and all other documents contemplated thereby, and the sale of the Sale Assets and assumption and assignment of the Assigned Contracts has been duly and validly authorized by all necessary corporate action of the Debtors. The Debtors have all the corporate power and authority to consummate the transactions contemplated the Asset Purchase Agreement.

        I. No consents or approvals, other than those expressly provided for in the Asset Purchase Agreement, are required for the Debtors to consummate the Sale and the assumption and assignment of the Assigned Contracts.



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        J.      The Asset Purchase Agreement, including, without limitation, the assumption and assignment of the Assigned Contracts, reflects the exercise of the Debtors' sound business judgment.

        K. Approval at this time of the Asset Purchase Agreement and consummation of the Sale and the assumption and assignment of the Assigned Contracts and other transactions contemplated thereby is in the best interests of the Debtors, their creditors, their estates, and other parties in interest.

        L. The Debtors have demonstrated both (i) good, sufficient, and sound business purpose and justification; and (ii) compelling circumstances for the Sale and the assumption and assignment of the Assigned Contracts and other transactions contemplated thereby pursuant to section 363(b) of the Bankruptcy Code without the filing and confirmation of a plan of reorganization or liquidation in the Cases, including, without limitation, that (a) the Debtors have been incurring, are incurring, and are projected to continue to incur substantial operating losses; (b) the Debtors are unable to obtain sufficient financing to continue their operations on a stand-alone basis; (c) the value of the Debtors is placed at risk by their current financial condition; (d) the Purchaser is a financially healthy purchaser that made a substantial offer to acquire certain of the Debtors' assets; (e) the Debtors and their financial advisor, Houlihan Lokey Howard and & Zukin, diligently and in good faith, marketed the Sale Assets to secure the highest and best offer; and (f) the auction process proposed by the Debtors, approved by the Court in the Procedures Order and required by section 363 of the Bankruptcy Code has permitted the Purchaser's offer to be fairly tested against other offers and has resulted in the highest arid best offer for the sale of those assets.

        M. The Asset Purchase Agreement was negotiated, proposed and entered into by the Debtors and the Purchaser without collusion, in good faith, and from arm's-length bargaining positions. Neither the Debtors nor the Purchaser has engaged in any conduct that




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would cause or permit the Asset Purchase Agreement to be avoided under section
363(n) of the Bankruptcy Code.

        N.      The Purchaser is a good faith purchaser within the meaning of section 363(m) of the Bankruptcy Code and, as such, .is entitled to all of the protections afforded thereby. The Purchaser will be acting in good faith within the meaning of section 363(m) of the Bankruptcy Code in closing the transactions contemplated by the Asset Purchase Agreement at all times after the entry of this Sale Order. Accordingly, the reversal or modification on appeal of the authorization provided herein to consummate the Sale shall not affect the validity of the Sale to the Purchaser, unless such authorization is duly stayed pending such appeal.

        O. The terms and conditions of the Asset Purchase Agreement and the Purchase Price to be provided by the Purchaser pursuant to the Asset Purchase Agreement (i) are fair and reasonable, (ii) represent the highest or otherwise best offer for the Sale Assets and (iii) constitute reasonably equivalent value and fair consideration under the Bankruptcy Code and other applicable law.

        P. The Sale and the assumption and assignment of the Assigned Contracts and other transactions contemplated by the Asset Purchase Agreement must be approved and consummated promptly in order to preserve the value of the Sale Assets.

        Q. The transfer of the Assets and the assignment of the Assigned Contracts pursuant to the Asset Purchase Agreement upon the Closing will (i) be legal, valid, and effective transfers of property of the Debtors' estates to the Purchaser, and (ii) vest the Purchaser with good title to the Assets and the Assigned Contracts, free and clear of all Interests (other than the Assumed Liabilities.)

        R. All amounts, if any, to he paid by the Debtors pursuant to the Asset Purchase Agreement constitute administrative expenses under sections 503(b) and 507(a) (1) of the Bankruptcy Code and are due and payable if and when the Debtors' obligations arise under the Asset Purchase Agreement without further order of the Court.



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        S.      All of the provisions of this Sale Order are nonseverable and mutually dependent.

        T. The Purchaser would not have entered into the Asset Purchase Agreement and would not consummate the Sale and the assumption and assignment of Assigned Contracts and other transactions contemplated thereby, thus adversely affecting the Debtors, their estates, and their creditors, if the Sale of the Sale Assets to the Purchaser and the assignment of the Assigned Contracts to the Purchaser were not free and clear of all Interests (other than Assumed Liabilities), or if the Purchaser would, or in the future could, be liable for any Interests (other than Assumed Liabilities).

        U. The Debtors may sell the Sale Assets free and clear of all Interests (other than Assumed Liabilities) of any kind or nature whatsoever because, in each case, one or more of the standards set forth in sections 363(f)
(1)-(5) of the Bankruptcy Code has been satisfied. Those (i) holders of Interests in the Sale Assets and (ii) non-Debtor parties to Assigned Contracts who did not object, or who withdrew their objections, to the Sale and the assumption and assignment of Assigned Contracts, and other transactions contemplated thereby or the Motion are deemed to have consented pursuant to sections 363(f)(2) and 365 of the Bankruptcy Code. Those (i) holders of Interests in the Sale Assets and (ii) non-Debtor parties to Assigned Contracts who did object to the Motion fall within one or more of the other subsections of sections 363(f) and 365 of the Bankruptcy Code and are adequately protected by having their interests attributed to the net ;proceeds of the property against or in which they claim an Interest.

        V. Consummation of the Sale, including, without limitation, the transfer of the Assets to the Purchaser, the hiring by the Purchaser or its affiliates of employees of the Debtors, and the assumption and assignment to the Purchaser of the Assigned Contracts, will not subject the Purchaser to any liabilities of any kind or nature whatsoever (other than the Assumed Liabilities and liabilities to the Debtors under the express terms of the Asset Purchase Agreement) existing as of the date hereof or hereafter arising, of or against the Debtors, any



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affiliate of the Debtors, or any other person, by reason of the operation of the
Business prior to the Closing or by reason of such transfer, hiring or assignment, based, in whole or in part, directly or indirectly on any theory of law or equity, including without limitation, any theory of antitrust or successor or transferee liability.

        W. The Sale of the Sale Assets to the Purchaser is a prerequisite to the Debtors' ability to confirm and consummate a plan of reorganization or liquidation. The Sale is a sale in contemplation of a plan and, accordingly, a transfer pursuant to section 1146(c) of the Bankruptcy Code, which shall not be taxed under any law imposing a stamp, transfer, recording or similar tax.

        X. The Debtors have demonstrated that (i) it is an exercise of their sound business judgment to assume and assign the Assigned Contracts to the Purchaser in connection with the consummation of the Sale; and (ii) the assumption and assignment of the Assigned Contracts, and other transactions contemplated by the Asset Purchase Agreement, and the relief requested in the Motion, including approval of the Asset Purchase Agreement, the Sale and the assumption and assignment of the Assigned Contracts, and other transactions contemplated by the Asset Purchase Agreement, is in the best interests of the Debtors, their estates, and their creditors. The Assigned Contracts being assigned to the Purchaser are an integral part of the assets being purchased by the Purchaser and, accordingly, such assumption and assignment of the Assigned Contracts, is reasonable, enhances the value of the Debtors' estates, and does not: constitute unfair discrimination.

        Y. The cure amounts in respect to the Assigned Contracts( the "Cure Amounts"), if any, are the sole amounts necessary to cure all defaults, and to pay all established actual pecuniary losses that have resulted from such defaults under the Assigned Contracts within the meaning of, respectively, sections 365(b) (1) (A) and 365(b) (1) (B) of the Bankruptcy Code.




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        Z.      The Purchaser has provided adequate assurance of the Purchaser's future performance of and under the Assigned Contracts within the meaning of sections 365(b) (1) (C) and (f) (2) (B) of the Bankruptcy Code.

        AA.     No defaults exist in the Debtors' performance under the Assigned
Contracts as of the date of this Sale Order other than the failure to pay amounts equal to the Cure Amounts set forth in the Contract Notice.

        BB.     Decora signed a Letter of Intent, dated October 15, 2001 (the Vy
Capital Letter"), with Vy Capital, LLC ("Vy Capital"), which (i) contained Vy Capital's non-binding proposal to acquire all or substantially all of the Debtors' assets and (ii) provided for an exclusivity period to permit Vy Capital to perform due diligence and negotiate the proposed acquisition (the "Exclusivity Rights").

        CC.     This Court has not conducted a hearing with respect to, and has not entered an order approving, the Vy Capital Letter or the Exclusivity Rights, and no motion is presently on file seeking such approval.

        DD.     Proper, timely, adequate and sufficient notice of the Motion, the Bidding Procedures and this Sale Order has been provided to Vy Capital and such notice was good and sufficient, and appropriate under the particular circumstances to apprise Vy Capital of the pendency of the Sale Hearing, the Auction, the relief sought by the Motion and set forth in this Sale Order and the opportunity to object thereto, and no other or further notice is required. Vy Capital has not objected to the Motion or the relief set forth in this Sale Order.

NOW THEREFORE, IT IS HEREBY ORDERED, ADJUDGED, AND DECREED THAT:

                               General Provisions

        1. The Motions shall be, and hereby are, granted, as further described herein.



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        2.      All objections, if any, to the Motions or to the relief
requested therein that have not been withdrawn, waived, or settled, and all reservations of rights included therein, are hereby overruled on the merits.

        3. The Letter Agreements are hereby approved and the Debtors and the Committee are authorized to perform their respective obligations thereunder without further Court order.

        4. The Assignment Agreement is hereby approved and the parties thereto, including the Debtors and the Purchaser, are authorized to perform their respective obligations thereunder without further court order.

                    Approval of the Asset Purchase Agreement

        5. The terms and conditions and transactions contemplated by the Asset Purchase Agreement between the Debtors and the Purchaser are hereby approved in all respects, and the closing under the Asset Purchase Agreement (the "Closing") and the assumption and assignment of the Assigned Contracts are hereby approved, authorized and directed under sections 105(a), 363(b) and 365 of the Bankruptcy Code.

        6. Pursuant to sections 363(b) and 365 of the Bankruptcy Code, the Debtors are hereby authorized, directed and empowered to fully assume, perform under, consummate and implement the Asset Purchase Agreement, together with all additional instruments and documents that may be reasonably necessary or desirable to implement the Asset Purchase Agreement and the transactions contemplated thereby, and to take all further actions as may reasonably be requested by the Purchaser for the purpose of assigning, transferring, granting, conveying and conferring to the Purchaser, or reducing to possession, any or all of the Sale Assets, or as may be necessary or appropriate to the performance of the Debtors' obligations as contemplated by the Asset Purchase Agreement.



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                             Transfer of Sale Assets

        7. Pursuant to sections 105(a) and 363(f) of the Bankruptcy Code, upon the Closing, the Sale Assets shall be transferred to the Purchaser, free and clear of all Interests; provided, however, that the Purchaser shall remain liable for the Assumed Liabilities as provided in the Asset Purchase Agreement.

        8. The lien rights, if any, of the Bank of Now York ("BNY"), as indenture successor trustee to U.S. Trust Company of New York, under documents including the indenture dated as of April 29, l998, and the Order of this Court dated March 9, 2001, continue to be preserved so that they attach to the Debtors' Cash and the proceeds of sale. The debtor, the Committee arid BNY have agreed that the status of such liens, if any, will be adjudicated or settled at a mutually agreeable date or by subsequent order of court.

        9. Immediately upon receipt of the Purchase Price on the Closing Date, the Debtors shall deliver to the DIP Lender funds in an amount set forth in a payoff letter to be agreed upon by the Debtors and the DIP Lender as sufficient to satisfy in full the Debtors' outstanding secured indebtedness to the DIP Lender (not to exceed $15,299,772) under the Post-Petition Credit Facility (the "Pay-Off Amount").

        10. The DIP Lender shall reserve from the Pay-Off Amount funds in an amount equal to the balance remaining on the Professional Expense Cap (as defined in the Final DIP Financing Order and as further amended in the Amended Financing Order) as reduced pursuant to the terms of the final DIP Financing Order and the Amended Financing Order.

        11. Except as expressly permitted by the Asset Purchase Agreement with respect to the Assumed Liabilities, all persons and entities, including, but not limited to, all debt security holders, equity security holders, governmental, tax, and regulatory authorities, lenders, trade creditors, unsecured creditors and other creditors, holding Interests against or in the Debtors or the Sale Assets (whether legal or equitable, secured or unsecured, matured or




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unmatured, contingent or non-contingent, senior or subordinated), arising under or cut of, in connection with, or in any way relating to, the Debtor, the Sale Assets, the operation of the Business prior to the Closing Date, or the transfer of the Sale Assets or the assumption and assignment of the Assigned Contracts to the Purchaser are forever barred, estopped, and permanently enjoined from asserting such Interests against the Purchaser, its successors or assigns, its property or interests in the Sale Assets.

        12. The transfer of the Sale Assets to the Purchaser pursuant to the Asset Purchase Agreement constitutes a legal, valid and effective transfer of the Sale Assets, and, except as provided in the Asset Purchase Agreement with respect to any Assumed Liabilities, vests or will vest the Purchaser with all right, title, and interest of the Debtors in and to the Sale Assets free and clear of Interests under section 363(f) of the Bankruptcy Code.

        13. The transfer of the Sale Assets pursuant to the Sale is not subject to taxation under any federal, state, local, municipal or other law imposing or purporting to impose a stamp, transfer, recording, sale or any other similar tax on any of the Debtors' transfers or sales of real estate, personal property or other assets owned by it in accordance with sections 1146(c) and 105(a) of the Bankruptcy Code.

        Assumption and Assignment to the Purchaser of Assigned Contracts

        14. The Debtors' assumption and assignment to the Purchaser, and the Purchaser's assumption, of the Assigned Contracts, in each case on the terms set forth in the Asset Purchase Agreement and herein, is approved and the requirements of section 365(b) (1) and 365(f) of the Bankruptcy Code with respect thereto are deemed satisfied. The Debtors are hereby authorized and directed, in accordance with sections 105(a) and 365 of the Bankruptcy Code, and subject to the terms of the Asset Purchase Agreement, to (i) assume and assign to the Purchaser each of the Assigned Contracts identified on the Contract Notice, pursuant to the provisions of section 365 of the Bankruptcy Code, in each case, free and clear of all Interests (other titan the Assumed Liabilities), and (ii) execute and deliver to the Purchaser such




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documents or other instruments as may be necessary to assign and transfer such
Assigned Contracts to the Purchaser. Notwithstanding the foregoing, upon notice to the Debtors and the non-Debtor party to any agreement or lease with any of the Debtors, the Purchaser shall have the right to remove any agreement or lease from the Contract Notice at any time prior to the Closing. Any agreement or lease removed from the Contract Notice pursuant to the preceding sentence shall no longer be deemed to be an "Assigned Contract" hereunder and such agreement or lease shall not be assigned, transferred or conveyed to, or otherwise assumed by, the Purchaser as part of the Assets, the Purchaser shall have no liability with respect to such agreement or lease, and the Debtors shall remain solely and completely liable for all obligations or liabilities, if any, arising under such agreement or lease.

        15. Neither the Debtors nor the Purchaser shall have any obligation to make any true-up or other payments arising out of any post-Closing order, law or regulation that purports to increase charges under any of the Assigned Contracts for any pre-Closing period.

        16. No claim of any kind asserted by the Debtors at any time against any party to an Assigned Contract shall (a) entitle such party to assert, as against the Purchaser, any claim, counterclaim, defense, credit or offset, or
(b) affect or impair in any respect the obligations of such party to the Purchaser under such Assigned Contract.

        17. The Assigned Contracts listed on the Contract Notice shall, upon assignment to the Purchaser, be deemed to be valid and binding and in full force and effect and enforceable in accordance with their respective terms, without giving effect to any oral or written amendment, waiver, supplement or other modification thereto not reflected on the Contract Notice and notwithstanding any provision in any such Assigned Contract (including those of the type described in sections 365(b) (2) and (f) of the Bankruptcy Code) that prohibits, restricts, or conditions such assignment or transfer and, pursuant to section 365(k) of the Bankruptcy Code, the Debtors shall be relieved from any liability for failure on the part of the Purchaser to perform any Assigned Liability.



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        18.     Pursuant to the terms of the Asset Purchase Agreement and
consistent with the requirements of the Bankruptcy Code, the Debtors are hereby obligated, authorized, empowered and directed to pay the Cure Amounts, if any, in respect of the assumption, assignment and sale to the Purchaser of the Assigned Contracts being assigned to the Purchaser, by paying all Cure Amounts prior to, concurrently with or as soon as reasonably practicable after the Closing or as otherwise ordered by the Court.

        19. All defaults or other obligations of the Debtors under the Assigned Contracts, including, without limitation, any obligations on account of credits or offsets, arising or accruing prior to the date of the closing (without giving effect to any acceleration clauses or any default provisions of the kind specified in section 365(b) (2) of the Bankruptcy Code) shall be deemed cured upon payment by the Debtors at or before the Closing of the Sale and the assumption and assignment of Assigned Contracts and other transactions contemplated thereby, or as soon thereafter as practicable, of the Cure Amounts set forth on Contract Notice.

        20. Except for the Debtors' obligation to pay the Cure amounts, each non-Debtor party to an Assigned Contract is hereby forever barred, estopped and permanently enjoined from asserting against the Debtors or the Purchaser, or the property of any of them, any default existing as of the Closing Date or any counterclaim, defense, setoff, credit or any other claim asserted or assertable against the Debtors.

        21. Each non-Debtor party to an Assigned Contracts is hereby forever barred, estopped and permanently enjoined from asserting against the Purchaser, its successors or assigns, its property or interests or any of the Sale Assets any default existing as of the Closing Date or any counterclaim, defense, setoff, credit or any other claim asserted or assertable against the Debtors

        22. The failure of the Debtors or the Purchaser to enforce at any time one or more of the terms or conditions of any Assigned Contract shall not be a waiver of any such terms



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or conditions, or of tire Debtors' and the Purchaser's rights to enforce every term and condition of the Assigned Contracts

        23. The Debtors may, without further order from the Court, reject any of their executory contracts or real property leases that are not Assigned Contracts by filing and serving notice thereof.

                             Additional Provisions

        24. On the Closing Date of the Sale and other transactions contemplated by the Asset Purchase Agreement, each of the Debtors' creditors is authorized and directed to execute such documents and take all other actions as may be necessary to release its Interests (other than the Assumed Liabilities), against the Sale Assets, as such Interests may have been recorded or may otherwise exist.

        25. This Sale Order (a) is and shall be effective as a determination that, on the Closing Date, all interests (other than the Assumed Liabilities) existing as to the Sale Assets prior to the Closing have been unconditionally released, discharged and terminated, and that the conveyance of the Sale Assets described herein have been effected, and (b) in and shall be binding upon and shall govern the acts of all entities, including, without limitation, all filing agents, filing officers, filing agents, title companies, recorders of mortgages recorders of deeds, registrars of deeds, registrars of patents, trademarks or other intellectual property, administrative agencies, governmental departments, secretaries of state, federal, state, and local officials, and all other persons and entities who may he required by operation of law, the duties of their office, or contract, to accept, file, register or otherwise record or release any documents or instruments, or who may be required to report or insure any title or state of title in or to any of the Sale Assets.

        26. Each and every federal, state, and local governmental agency or department is hereby directed to accept any and all documents and instruments necessary or appropriate to consummate the transactions contemplated by the Asset Purchase Agreement.



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        27.     If any person or entity that has filed financing statements, mortgages, mechanic's liens, lis pendens, or other documents or agreements evidencing Interests (other than the Assumed Liabilities) in the Sale Assets shall not have delivered to the Debtors prior to the Closing Date, in proper form for filing and executed by the appropriate parties, termination statements, instruments of satisfaction, releases of all such Interests that the person or entity has with respect to the Sale Assets or otherwise, then (a) the Debtors are hereby authorized and directed to execute and file such statements, instruments, releases and other documents on behalf of the person or entity with respect to the Sale Assets and (b) the Purchaser is hereby authorized (i) to execute and file termination statements, instruments of satisfaction, releases or other documents evidencing the release of any Interests (other than the Assumed Liabilities) and (ii) to file, register, or otherwise record a certified copy of this Sale Order, which, once filed, registered, or otherwise recorded, shall constitute conclusive evidence of the release of all Interests of any kind of nature whatsoever (other than the Assumed Liabilities) in the Sale Assets.

        28. All entities who are presently, or on the Closing Date may be, in possession of some or all of the Sale Assets are hereby directed to surrender possession of said Sale Assets to the Purchaser on the Closing Date.

        29. Except as provided in the Asset Purchase Agreement with respect to Assumed Liabilities, the Purchaser is not assuming nor shall it in any way whatsoever be liable or responsible, as a successor or otherwise, for any liabilities, debts, commitments or obligations (whether known or unknown, disclosed or undisclosed, absolute, contingent, inchoate, fixed or otherwise) of the Debtors or any liabilities, debts, commitments or obligations in any way whatsoever relating to or arising from the Sale Assets or the Debtors' operations or use of the Sale Assets on or prior to the Closing Date or any such liabilities, debts, commitments or obligations that in any way whatsoever relate to periods on or prior to the Closing Date or are to be observed, paid, discharged or performed on or prior to the Closing Date (in each case,



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including any liabilities that result from, relate to or arise out of tort or other product liability claims), or any liabilities calculable by reference to the Debtors or their assets or operations, or relating to continuing conditions existing on or prior to the Closing Date, which liabilities, debts, commitments and obligations are hereby extinguished insofar as they may give rise to successor liability, without regard to whether the claimant asserting any such liabilities, debts, commitments or obligations has delivered to the Purchaser a release thereof. Without limiting the generality of the foregoing, except as expressly provided in the Asset Purchase Agreement, the Purchaser shall not be liable or responsible, as a successor or otherwise, for the Debtors' liabilities, debts, commitments or obligations, whether calculable by reference to the Debtors or their assets or operations, arising on or prior to the Closing and under or in connection with (i) any employment or labor agreements, consulting agreements, severance arrangements, change-in-control agreements or other similar agreement to which either of the Debtors is a party, (ii) any pension, welfare, compensation or other employee benefit plans, agreements, practices and programs, including, without limitation, any pension plan of the Debtors, (iii) the cessation of the Debtors' operations, dismissal of employees, or termination of employment or labor agreements or pension, welfare, compensation or other employee benefit plans, agreements, practices and programs, obligations that might otherwise arise from or pursuant to the Employee Retirement Income Security Act of 1974, as amended, the Fair Labor Standard Act, Title VII of the Civil Rights Act of 1964, the Age Discrimination and Employment Act of 1967, the Federal Rehabilitation Act of 1973, the National Labor Relations Act, the Consolidated Omnibus Budget Reconciliation Act of 1985, COBRA, or the Worker Adjustment and Retraining Notification Act, (iv) workmen's compensation, occupational disease or unemployment or temporary disability insurance claims, (v) environmental liabilities, debts, claims or obligations arising from conditions first existing on or prior to the Closing (including, without limitation, the presence of hazardous, toxic, polluting, or contaminating substances or wastes), which may be asserted on any basis, including, without limitation, under the Comprehensive Environmental Response,




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Compensation and Liability Act, 42 U.S.C. Section 9801 et. seq., (vi) any hulk sales or similar law, (vii) any liabilities, debts, commitments or obligations of, or required to be paid by, the Debtors for any taxes of any kind for any period, (viii) any litigation, and (ix) any products liability or similar claims, whether pursuant to any state or federal laws or otherwise. The foregoing recitation of specific agreements, plans or statutes is not intended, and shall not be construed, to limit the generality of the categories of liabilities, debts, commitments or obligations referred to therein.

        39. Under no circumstances shall the Purchaser be deemed a successor of or to the Debtors for any interest against or in the Debtors or the Sale Assets of any kind or nature whatsoever. Except as provided in the Asset Purchase Agreement with respect to Assumed Liabilities, no person or entity, including, without limitation, any federal, state or local governmental agency, department or instrumentality, shall assert by suit or otherwise against the Purchaser or its successors in interest any claim that they had, have or may have against the Debtors, or any liability, debt or obligation relating to or arising from the Sale Assets, or the Debtors' operations or use of the Sale Assets, including, without limitation, any liabilities calculable by reference to the Debtors or their assets or operations, and all persons and entities are hereby enjoined from asserting against the Purchaser in any way any such claims, liabilities, debts or obligations. Following the Closing Date, no holder of an interest in the Debtors shall interfere with the Purchaser's title to or use and enjoyment of the Sale Assets based on or related to such interest, or arty actions that the Debtors may take in the Cases.

        31. All amounts, if any, to be paid by the Debtors and any amounts that become payable by the Debtors pursuant to the Asset Purchase Agreement or any of the documents delivered by the Debtors pursuant to or in connection with the Asset Purchase Agreement shall (a) constitute administrative expenses of the Debtors' estates under sections 503(b) and 507(a) (1) of the Bankruptcy Code and
(b) be due and paid by the Debtors in the time and manner as provided in the Asset Purchase Agreement, without further order of this Court.



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


        32. This Court retains jurisdiction (i) to enforce and implement the terms and provisions of the Asset Purchase Agreement, all amendments thereto, any waivers and consents thereunder, and each of the agreements executed in connection therewith; (ii) to compel delivery of the Sale Assets to the Purchaser and the performance of Debtors' obligations under the Asset Purchase Agreement; (iii) to compel delivery of the Purchase Price under the Asset Purchase Agreement; (iv) to compel payment of the Cure Amounts; (v) to resolve any disputes, controversies or claims arising out of or relating to the Asset Purchase Agreement; (vi) to protect the Purchaser against (a) any liabilities not expressly assumed as part of the Assumed Liabilities or (b) any Interests in the Debtor or the Sale Assets (which by this Sale Order attach to the proceeds of the Sale) and (vii) to interpret, implement, and enforce the provisions of this Sale Order.

        33. In the absence of a stay pending appeal, if the Purchaser and the Debtors elect to close under the Asset Purchase Agreement at any time after entry of this Sale Order, then, with respect to the Sale and the assumption and assignment of the Assigned Contracts and other transactions contemplated by the Asset Purchase Agreement approved and authorized herein, the Purchaser, as a purchaser in good faith, shall be entitled to the protections of 363(m) of the Bankruptcy Code if this Sale Order or any authorization contained herein is reversed or modified on appeal.

        34. The terms and provisions of the Asset Purchase Agreement, together with the terms and provisions of this Sale Order, shall he binding in all respects upon, and shall inure to the benefit of the Debtors, their estates and creditors, the Purchaser, and their respective affiliates, successors and assigns, and shall be binding in all respects upon any affected third parties, including, but not limited to, all non-Debtor parties to the Assigned Contracts listed on the Contract Notice to be assigned to the Purchaser pursuant to the Asset Purchase Agreement, and all persons asserting a claim against or Interest in the Debtors' estates or any of the Sale Assets to be sold to the Purchaser pursuant to the Asset Purchase Agreement. The Asset



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


Purchase Agreement and the Sale shall be specifically performable and enforceable against and binding upon, and not subject to rejection or avoidance by, the Debtors or any chapter 7 or chapter 11 trustee of the Debtors and their respective estates.

        35. The failure specifically to include any particular provisions of the Asset Purchase Agreement, or any document, instrument or agreement entered into in connection therewith, in this Sale Order shall not diminish or impair the effectiveness of such provisions, it being the intent of the Court that the Asset Purchase Agreement be authorized and approved in its entirety. To the extent of any inconsistency between the provisions of the Asset Purchase Agreement, any other documents to be executed in connection with the Sale and this Sale Order, the provisions of this Sale Order shall govern.

        36. The Asset Purchase Agreement and any related agreements, documents or other instruments may be modified, amended or supplemented by the parties thereto in accordance with the terms thereof without further order of the Court, provided that any such modification, amendment or supplement is not material.

        37. This Court hereby orders that the ten-day stays provided for in Bankruptcy Rules 6004(g) and 6006(d) shall not be in effect with respect to the Sale and the assumption and assignment of Assigned Contracts and other transactions contemplated thereby, and thus this Sale Order shall be effective and enforceable immediately upon entry. Any party objecting to this Sale Order must exercise due diligence in filing an appeal and pursuing a stay or risk its appeal being foreclosed as moot in the event the Purchaser and the Debtors elect to close prior to the conclusion of the period in which an appeal of the Sale Order can be asserted.

        38. The provisions of this Sale Order are nonseverable and mutually dependent. Nothing contained in any plan(s) of reorganization or liquidation confirmed in these Cases or any order of this Court confirming such plan(s) shall conflict with or derogate from the provisions of the Asset Purchase Agreement or the terms of this Sale Order.



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        39.     None of the terms, conditions or provisions of the Vy Capital
Letter, including, without limitation, the Exclusivity Rights, is or has been binding upon or enforceable against the Debtors.

Dated: May 17, 2002.

                                                  Joseph J. Farnan
                                            ----------------------------
                                            UNITED STATES DISTRICT JUDGE




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